1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

June 27, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Garrison Capital Inc.
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Garrison Capital Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended.

We note that the Company intends to mail copies of the definitive proxy statement for the special meeting of stockholders, together with a notice of special meeting of stockholders and proxy card, to its stockholders on or about July 9, 2018.

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Brian Chase, Garrison Investment Group LP Kaitlin Betancourt, Garrison Investment Group LP

Dan Hahn, Garrison Investment Group LP